

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 5, 2020

Mini Krishnamoorthy
Chief Financial Officer
KludeIn I Acquisition Ccorp.
2400 Broadway Street, Suite 230
Redwood City, CA 94063

> **Re: KludeIn I Acquisition Ccorp.**
> **Draft Registration Statement on Form S-1**
> **Submitted October 9, 2020**
> **CIK 0001826671**

Dear Ms. Krishnamoorthy:

We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement submitted October 9, 2020

General

1.   If applicable, please revise your disclosure to include a discussion of the exclusive forum provision that will be contained in the warrant agreement.

You may contact Melissa Gilmore, Staff Accountant, at (202) 551-3777 or Jean Yu, Assistant Chief Accountant, at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 or Erin Purnell, Staff Attorney, at (202) 551-3454 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing